------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB NUMBER
                                                  Expires:
                                                  Estimated average burden
                                                  hours per response.........0.5
                                                  ------------------------------


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

  Paolucci                           Michael
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

575 Lexington Avenue
--------------------------------------------------------------------------------
                                    (Street)

  New York,                         New York                10022
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

        August 26, 2002
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

        TTR Technologies, Inc./TTRE
________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |_|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check Applicable line)

     |X|  Form filed by One Reporting Person

     |_|  Form filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
                         August
Common Stock Option      2003       2008            Common Stock           55,000        +              D              __
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. Explanation of Responses:

+ The options were issued under TTR's 2002 Non-Employee Directors Stock Option Plan. The option with respect to 45,000 shares is in respect of service on TTR's Board of Directors and the option with respect to 10,000 shares is in respect of service on the audit committee of TTR's Board of Directors. The option with respect to 27,500 shares will vest and become first exercisable in August 2003; the option for the remaining 27,500 shares will vest and become first exercisable in August 2004, in each case at a per share exercise price of $.25. Additionally, at the conclusion of each year of service on TTR's Board of Directors, Mr. Paolucci will be entitled to receive an option for an additional 10,000 shares.


/s/ Michael Paolucci                                September 4,  2002
-------------------------------------          ---------------------------------
  ** Signature of Reporting Person                          Date

*     If the form is filed by more than one reporting person, see Instruction
      5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.


                                   Page 2 of 2